UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS FIRST QUARTER OF 2016 RESULTS

Seoul, South Korea – May 25, 2016 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2016, prepared in accordance with generally accepted accounting principles in the United States.

FINAICIAL RESULTS FOR THE FIRST QUARTER OF 2016

Revenues for the first quarter ended March 31, 2016 was KRW 9,094 million (US$ 7,984 thousand), representing a 4.5% increase from KRW 8,703 million for the fourth quarter ended December 31, 2015 (“QoQ”) and a 0.3% increase from KRW 9,069 million for the first quarter ended March 31, 2015 (“YoY”).

Review of Financial Results

Revenues

Royalty and license fee revenues for the first quarter of 2016 were KRW 3,368 million (US$ 2,957 thousand), representing a 13.9% increase QoQ from KRW 2,956 million and a 34.1% increase YoY from KRW 2,512 million. The increase QoQ was primarily due to increased revenue from Ragnarok Online in Japan and the strengthening of the Japanese Yen against the Korean Won. The increase YoY resulted mainly from increased revenue from Ragnarok Online in Japan and Taiwan and the strengthening of the Japanese Yen against the Korean Won.

Mobile game and application revenues were KRW 2,616 million (US$ 2,297 thousand) for the first quarter of 2016, representing a 34.8% decrease QoQ from KRW 4,012 million and a 37.8% decrease YoY from KRW 4,203 million. The decrease QoQ and YoY resulted primarily from decreased revenues from Ragnarok: Path of Heroes and mobile applications for a third party.

Subscription revenues for the first quarter of 2016 were KRW 2,137 million (US$ 1,876 thousand), representing a 128.3% increase QoQ from KRW 936 million and a 25.9% increase YoY from KRW 1,698 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online and Ragnarok Online II in the United States and Canada. The increase YoY was largely due to increased revenues from Ragnarok Online in the United States, Canada and Korea.

Character merchandising and other revenues were KRW 973 million (US$ 854 thousand) for the first quarter of 2016, representing a 21.8% increase QoQ from KRW 799 million and a 48.3% increase YoY from KRW 656 million.

Cost of Revenue and Operating Expenses

Cost of revenue was KRW 6,619 million (US$ 5,812 thousand) for the first quarter of 2016, representing a 17.5% decrease QoQ from KRW 8,020 million and a 13.8% decrease YoY from KRW 7,676 million. The decrease QoQ and YoY was mostly from i) decreased amortization of capitalized research and development cost of Ragnarok Online II, which was amortized and fully impaired in December 2015, and ii) a decrease in commission paid. The decrease YoY was partially offset by an increase in salaries resulting from the commercial launch of some of our mobile games.

Operating expenses were KRW 3,036 million (US$ 2,665 thousand) for the first quarter of 2016, representing a 69.8% decrease QoQ from KRW 10,038 million and a 23.2% decrease YoY from KRW 3,952 million. The decrease QoQ was mainly attributable to i) decreased impairment loss on intangible assets primarily due to the impairment of capitalized research and development cost of Ragnarok Online II and goodwill of NeoCyon in the fourth quarter of 2015, which did not occur in the first quarter of 2016 and ii) decreased research and development expenses. The decrease YoY mostly resulted from decreased research and development expenses.

Loss before income tax expenses and others was KRW 1,287 million (US$ 1,130 thousand) for the first quarter of 2016 compared with loss before income tax expenses and others of KRW 8,740 million for the fourth quarter of 2015 and loss before income tax expenses and others of KRW 2,355 million for the first quarter of 2015.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 1,701 million (US$ 1,493 thousand) for the first quarter of 2016 compared with a net loss attributable to parent company of KRW 9,113 million for the fourth quarter of 2015 and a net loss attributable to parent company of KRW 2,628 million for the first quarter of 2015.

The balance of cash and cash equivalents and short-term financial instruments was KRW 35,881 million (US$ 31,506 thousand) as of March 31, 2016.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW1,138.86 to US$ 1.00, the noon buying rate in effect on March 31, 2016 as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 81 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2015 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and thousands of US$)

	As of
	31-Dec-15		31-Mar-16
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	24,909	21,872	17,381	15,262
Short-term financial instruments	11,500	10,098	18,500	16,244
Accounts receivable, net	5,289	4,644	9,494	8,336
Other current assets	1,978	1,737	2,339	2,054

Total current assets	43,676	38,351	47,714	41,896

Property and equipment, net	882	774	779	684
Leasehold and other deposits	954	838	948	832
Intangible assets	132	116	123	108
Other non-current assets	85	74	78	68

Total assets	45,729	40,153	49,642	43,588

Liabilities and Equity
Current liabilities:
Accounts payable	2,971	2,609	8,269	7,261
Deferred revenue	4,997	4,388	6,950	6,103
Other current liabilities	836	734	517	454

Total current liabilities	8,804	7,731	15,736	13,818

Long-term deferred revenue	6,600	5,795	5,221	4,584
Accrued severance benefits	123	108	121	106
Other non-current liabilities	210	185	210	184

Total liabilities	15,737	13,819	21,288	18,692

Common shares	3,474	3,050	3,474	3,050
Additional paid-in capital	75,076	65,922	75,076	65,922
Accumulated deficit	(48,761)	(42,816)	(50,462)	(44,309)
Accumulated other comprehensive income	694	609	776	681

Total parent company shareholders’ equity	30,483	26,765	28,864	25,344

Non-controlling interest	(491)	(431)	(510)	(448)

Total equity	29,992	26,334	28,354	24,896

Total liabilities and equity	45,729	40,153	49,642	43,588

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,138.86 to US$ 1.00, the noon buying rate in effect on March 31, 2016 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-15		31-Mar-15		31-Mar-16
	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)
Revenues:
Online games-subscription revenue	936	822	1,698	1,491	2,137	1,876
Online games-royalties and license fees	2,956	2,596	2,512	2,206	3,368	2,957
Mobile games and applications	4,012	3,523	4,203	3,691	2,616	2,297
Character merchandising and other revenue	799	701	656	576	973	854

Total net revenue	8,703	7,642	9,069	7,964	9,094	7,984

Cost of revenue	8,020	7,042	7,676	6,740	6,619	5,812

Gross profit	683	600	1,393	1,224	2,475	2,172

Operating expenses:
Selling, general and administrative	3,075	2,700	2,494	2,190	2,688	2,360
Research and development	1,117	981	1,458	1,280	343	301
Impairment losses on intangible assets	5,846	5,133	—	—	5	4

Total operating expenses	10,038	8,814	3,952	3,470	3,036	2,665

Operating loss	(9,355)	(8,214)	(2,559)	(2,246)	(561)	(493)

Other income (expenses):
Interest income	138	121	202	177	132	116
Interest expense	(1)	(1)	(2)	(2)	—	—
Foreign currency income (loss), net	(146)	(128)	4	4	(858)	(753)
Others, net	624	548	—	—	—	—

Loss before income tax expenses and equity loss on investments	(8,740)	(7,674)	(2,355)	(2,067)	(1,287)	(1,130)

Income tax expenses	375	329	287	252	433	380

Net loss	(9,115)	(8,003)	(2, 642)	(2,319)	(1,720)	(1,510)
Net income (loss) attributable to:
Non-controlling interest	(2)	(2)	(14)	(12)	(19)	(17)

Parent company	(9,113)	(8,001)	(2,628)	(2,307)	(1,701)	(1,493)

Loss per share
- Basic and diluted	(1,311)	(1.15)	(378)	(0.33)	(245)	(0.21)

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Loss per ADS(1)
- Basic and diluted	(2,622)	(2.30)	(756)	(0.66)	(490)	(0.42)

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,138.86 to US$1.00, the noon buying rate in effect on March 31, 2016 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 25, 2016